PARKERVISION, INC.

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

January 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	ParkerVision, Inc.
Registration Statement on Form S-1 File No. 333-262147 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Herbers:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. Monday, January 24, 2022, or as soon thereafter as practicable.

Very truly yours,

PARKERVISION, INC.

	By:	/s/ Cynthia French
Name: Cynthia French
Title: Chief Financial Officer

cc: David Alan Miller, Esq.